Energie
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nutzen

October 1, 2001 – March 31, 2002

Letter to Shareholders
1st Half-Year 2001/02

At a glance

- Satisfactory increase in energy volumes sold.
- Further improvement in sales revenues and results.
- Purchase of a 9.4 % holding in Energie AG Oberösterreich.
- Entry of Energie AG and BEWAG into EnergieAllianz.
- Breakthrough to an Austrian power industry solution – EnergieAllianz and Verbund agree to co-operate.
- Liberalisation of the gas market with effect from October 1, 2002 – preparations for a solution in the Austrian gas industry on schedule.

Volumes sold	**Electricity**[1]	GWh	3,503	+1.8
	Gas[2]	m m³	891	+2.8
	Heating	GWh	566	+8.5
	Water	m m³	10.5	+4.4
			EUR m	
Sales revenues			689.9	+10.9
Operating result (EBIT)			160.0	+22.4
Result before tax			156.0	+13.9

1 Excluding electricity trading and sales to other electricity companies.
2 Excluding gas trading and sales to external power stations.

EVN in figures

		2001/02 H. 1	2000/01 H. 1	2000/01	1999/00
Electricity					
Electricity sales[1]	GWh	5,002	4,623	7,773	8,826
Electricity revenues	EUR m	324.8	320.7	549.2	592.3
Gas					
Gas consumption	m m³	1,576	1,098	1,589	1,609
Gas sales[2]	m m³	1,208	869	1,322	1,336
Gas revenues	EUR m	291.3	242.8	343.8	254.9
Heating					
Heating sales	GWh	566	521	721	712
Heating revenues	EUR m	27.4	23.7	34.1	27.0
Water[3]					
Water sales	m m³	10.5	10.0	23.4	24.1
Water revenues	EUR m	8.1	7.3	17.7	17.5
Company as a whole (IAS)					
Sales revenues	EUR m	689.9	622.3	1,014.7	948.1
Employees	Average	2,189	2,162	2,204	2,221
Balance sheet total	EUR m	3,011.7	2,498.6[4]	2,498.6	2,215.0
Equity	EUR m	1,075.9	1,013.0[4]	1,013.0	849.9
Cash flow from the result	EUR m	191.2	200.9	242.9	258.4
Result before tax	EUR m	156.0	137.0	126.3	127.4

1 Including electricity trading and sales to other electricity companies.
2 Including gas trading and sales to external power stations.
3 Acquisition and consolidation of NÖSIWAG (now "evn wasser") from July 1, 2001; figures for previous financial years were subsequently calculated for the period October–September for comparative purposes.
4 As of September 30, 2001.



Dear Shareholder,

Considerable sales growth in some areas and a satisfactory increase in results again meant excellent EVN development in the first half of 2001/02. These enabled the company to compensate successfully for the higher temperatures of the second quarter and continuing high prices for electricity purchases from third parties and natural gas.

In March 2002, contracts were signed relating to the entry of Energie AG Oberösterreich and BEWAG from Burgenland into EnergieAllianz Austria (EAA). This means that six energy supply companies (BEGAS, BEWAG, EVN, Energie AG Oberösterreich, Linz AG and Wien Energie) from four Austrian federal provinces have now combined their sales and trading activities. At the same time, EVN, Wien Energie and Linz AG together purchased a holding of 25 % plus one share in Energie AG Oberösterreich for a total sum of EUR 436.8 m.

Electricity – breakthrough to an Austrian power industry solution

Against the background of the liberalisation of the European electricity market, a breakthrough was recently achieved with regard to a national electricity solution.

The draft envisages that the trading activities and power sourcing activities of all the partners (Verbundgesellschaft and the EnergieAllianz companies) be concentrated in one joint company, which will also be responsible for the optimisation of the use of the participants' power stations. A second joint company will serve customers with annual consumption of 4 GWh and above. These two companies would incorporate e&t (energy trading) and the EAA's key accounts along with the corresponding companies from the Verbund Group. It is intended that Verbundgesellschaft will hold a majority share in the trading company of 66.7 %, while the EnergieAllianz companies will have the majority in the key account area with a holding of 66.7 %. Following entry of Energie AG into EnergieAllianz, EVN has a holding of 31.5 % in EAA.

The existing profit distribution rule applying in EAA, which involves the regional allocation of results to the respective EAA partners, will remain in force. Accordingly, not only the economic position of EVN will be protected, but in general terms, will be significantly consolidated. This scheme, which is open to further Austrian energy suppliers, will also ensure that hydro-power from Austrian sources will remain primarily available to domestic customers.

Following the completion of contracts and the required anti-trust law approval, the new structure will be submitted to the various corporate bodies of the companies involved. The new companies are expected to become operational on January 1, 2003.

This agreement, which was reached more quickly than even recently anticipated, finally achieves the consolidation of the Austrian power industry that EVN has been pursuing for a number of years. Our pioneering investments in Verbundgesellschaft, Burgenland Holding and Energie AG certainly strengthened our position during this process.

Natural gas – Austrian GasAllianz with OMV

At the end of February, an important milestone was also passed on the way to strengthening gas industry structures for imminent full market liberalisation. Together with OMV and Oberösterreichische Ferngas GmbH, the EnergieAllianz partners intend to form a joint company, which in future will deal with the complete trading business of the partners and serve all customers with annual consumption of 500,000 m^3 and above. The company will also be responsible for gas purchasing and storage business. OMV will have a 50 % holding in the company, while EVN and WIENGAS will receive 15.7 % each. Anti-trust approval for this venture is currently being sought.

Outlook

The developments of the past few weeks and months clearly validate EVN's strategy of achieving strong positions as a multi-service utility for energy, water and infrastructure in Lower Austria and forming inter-regional alliances in the electricity and gas sectors. The breakthrough in the sustained consolidation of the Austrian electricity and gas industries means that the Austrian energy sector is now in good shape to survive in the radically altered European energy markets and to exploit the opportunities offered by liberalisation. Thanks to its active role in this process, EVN has been able to secure a favourable initial position.



Dr. Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
May 2002

General economic climate

EVN's business development during the first half of the 2001/02 financial year (October 1, 2001 – March 31, 2002) was variously influenced by the following factors:

- A markedly warmer second quarter during which temperatures, that in the first quarter had been well below those of the preceding year, neared the overall level of 2000/01.
- A lack of signs of an economic upturn during the period under review.
- A continued increase in the price of electricity purchases.
- Gas trading activities that brought positive one-off effects.

Following the cold weather of the first quarter, the second quarter of 2001/02 was considerably warmer than the comparable period of the preceding year. All in all, in the first half-year the heating degree total rose very slightly by just 0.7 % and thus remained virtually constant over the previous year. Compared with the long-term average, the period under review was 12 % warmer.

General information concerning interim reporting in accordance with IAS

The EVN half-year report was prepared in accordance with the principles of the International Accounting Standards (IAS). The accounting and valuation methods used differed from those employed in the consolidated financial statements as at September 30, 2001 due to the initial use of IAS 39 with effect from October 1, 2001. The scope of consolidation was enlarged by one company consolidated at equity. IAS 34 governing interim reports was taken into full consideration.

The period under review incorporates the first six months of the 2001/02 financial year (October 1, 2001 – March 31, 2002) and for the purposes of comparison, the data published for the first half of the 2000/01 financial year (October 1, 2000 – March 31, 2001) is employed.

Overall business development

Increase in sales revenues

EVN's energy revenues during the period under review were considerably higher than those of the first half of last year. A total volume of EUR 643.5 m was achieved, which corresponds with an increase of 9.6 %. Other sales revenues were also up by 32.3 % as a result of the inclusion of evn wasser (formerly NÖSIWAG) and expansion in the services area. In total, EVN sales revenues in the first half of 2001/02 amounted to EUR 689.9 m, a 10.9 % increase on the figure for the preceding year.

By contrast, other operating income was 6.2 % below that of the previous year due to a reduction in services provided to non-consolidated investments.

Energy purchasing expenditure slightly higher than in the preceding year

During the period under review, there was a moderate 2.4 % rise in expenditure on electricity and primary energy purchases. Apart from sales increases, this was largely due to higher levels of own thermal energy generation and the related increases in expenditure on gas and coal. However, these increases were somewhat cushioned by the temporary easing of gas prices.

The cost of materials and operations was higher than in the preceding year, primarily due to an increase in the number of companies consolidated.

Larger work force and higher personnel expenses

As a consequence of the enlargement in the scope of consolidation and in particular, the inclusion of evn wasser, the average number of EVN Group employees during the first half of 2001/02 amounted to 2,189, which was 27, or 1.2 %, up on the comparable figure for the preceding year. This rise, as well as a collective wage agreement increase of 3.6 % as from November 1, 2001, and higher expenses for pensions, resulted in a 12.3 % rise in personnel expenses. Pension costs in the preceding year had been particularly low due to the settlement of pension entitlements and the related write-back of provisions.

Depreciation also up

Depreciation charges also rose by 32.1 % because of the capital expenditure and a reduction in the service life of gas pipes and optical fibre cables undertaken during the past financial year. However, despite the growth in the scope of consolidation, other operating expenses only increased by a moderate 4.0 %.

Operating result clearly above that of the preceding year

Although faced by an overall rise in expenses, due to the increase in sales EVN successfully raised its operating result (EBIT) for the first half of 2001/02 by 22.4 % to EUR 160.0 m.

The financial result of minus EUR 4.1 m was down on that of the previous year. The main reasons for this deterioration were an increase in interest expenses caused by EVN's altered financial structure and a decrease in the market valuation of the financial instruments on the closing date. These effects could not be counterbalanced by an improved result from investments.

All in all, EVN achieved a profit before tax of EUR 156.0 m, which was EUR 19.0 m, or 13.9 %, higher than the figure for the same period of 2000/01. Following the deduction of income tax and minority interests, a half-year result of EUR 100.5 m remains, which is EUR 14.5 m, or 4.7 %, up on the comparable figure of the preceding year. The lower EPS figure is due to the capital increase effected in the fourth quarter of the 2000/01 business year, which resulted in a roughly 10 % rise in the number of shares.

Profit and loss account (IAS)

	2001/02 H. 1 EUR m	2000/01 H. 1 EUR m	Change EUR m	%
Electricity revenues	324.8	320.7	4.1	1.3
Gas revenues	291.3	242.8	48.5	20.0
Heating revenues	27.4	23.7	3.7	15.5
Energy revenues	643.5	587.2	56.3	9.6
Other revenues	46.5	35.1	11.4	32.3
Sales revenues	**689.9**	**622.3**	**67.6**	**10.9**
Changes in inventory, own work capitalised and other operating income	19.3	20.6	–1.3	–6.2
Electricity purchases and primary energy	–336.4	–328.5	–8.0	–2.4
Cost of materials and operations	–43.8	–39.5	–4.3	–10.8
Personnel expenses	–90.6	–80.6	–10.0	–12.3
Depreciation	–58.0	–43.9	–14.1	–32.1
Other operating expenses	–20.5	–19.7	–0.8	–4.0
Operating result (EBIT)	**160.0**	**130.7**	**29.3**	**22.4**
Financial result	–4.1	6.2	–10.3	–165.2
Profit before tax	**156.0**	**137.0**	**19.0**	**13.9**
Income tax	–55.2	–40.7	–14.5	–35.7
Minority interests	–0.2	–0.2	–0.0	–2.7
Net result for the 1st half-year	**100.5**	**96.0**	**4.5**	**4.7**
	EUR	EUR	EUR	
Earnings per share	**2.70**	**2.86**	**–0.15**	**–5.4**

Balance sheet structure remains solid

EVN's balance sheet structure as at March 31, 2002, remained solid. The rise in fixed assets was mainly due to the purchase of a 9.4 % interest in Energie AG Oberösterreich. Current assets went up sharply by 101.1 %. This increase, which occurred despite a seasonal decline in inventories, was the result of a rise in both receivables and current deposits. Accordingly, the balance sheet total was up by 20.5 %, or EUR 513.1 m, at EUR 3,011.7 m.

On the liabilities side, long-term liabilities rose by 34.4 % due to a EUR 300 m bond issue and the initial revaluation of financial instruments in accordance with IAS 39 with effect from October 1, 2001. Although financial and trade payables fell, current liabilities rose by 22.8 % due to an increase in the requirement for provisions and the open liability on the closing date created by the purchase of the interest in Energie AG Oberösterreich.

Shareholders' equity rose due to both the result achieved during the first half-year and the resale of EVN shares. However, this increase was counterbalanced by a fall in shareholders' equity derived from the initial application of IAS 39 with effect from October 1, 2001 and the payment of dividends for the 2000/01 financial year. Nonetheless, shareholders' equity showed a net increase of 6.2 %. The equity ratio on the closing date amounted to 35.7 %. This temporarily lower figure is the consequence of the extension to the balance sheet relating to the purchase of the interest in Energie AG Oberösterreich, which had not yet been recognised on the closing date.

Consolidated balance sheet (IAS)

	31.3.2002 EUR m	30.9.2001 EUR m	Change EUR m	%
Assets				
Fixed assets	2,332.2	2,160.7	171.5	7.9
Current assets	679.5	337.9	341.6	101.1
Total assets	**3,011.7**	**2,498.6**	**513.1**	**20.5**
Liabilities and shareholders' equity				
Shareholders' equity	1,075.9	1,013.0	62.9	6.2
Minority interests	24.4	24.2	0.2	0.9
Long-term liabilities	1,356.4	1,009.6	346.8	34.4
Current liabilities	555.0	451.8	103.2	22.8
Total liabilities and shareholders' equity	**3,011.7**	**2,498.6**	**513.1**	**20.5**

Changes in shareholders' equity (IAS)

	2001/02 H. 1 EUR m	2000/01 H. 1 EUR m
Balance as at October 1	**1,013.0**	**849.9**
Consolidated result	100.5	96.0
Dividends	–26.3	–24.4
Share buy-back and other changes	–11.3	–7.6
Balance as at March 31	**1,075.9**	**913.9**

Company financing – marked increase in the cash flow from operating activities

Despite the increase in profit before tax, the cash flow from the result was somewhat down on the figure for the preceding year as a result of lower non-cash expenses during the period under review. In contrast, cash flow from operating activities was considerably higher than in the first half of 2000/01 due to a sizeable improvement in short-term balance sheet items.

The cash flow from financing activities was influenced primarily by payment of the dividend for the past financial year and the aforementioned bond issue, which led to a corresponding increase in cash and cash equivalents.

Outlook

While the first quarter of 2001/02 was distinctly colder than the corresponding periods of the preceding years and thus provided the energy industry with far more favourable conditions, this positive tendency was almost entirely counterbalanced by unusually warm temperatures in the second quarter. EVN's operating result was also negatively affected by an increase in electricity purchasing prices and excessive gas prices, which remained well above the long-term average. From June 1, 2002, EVN will be cutting its grid tariffs to all customers receiving electricity via the company network by 4.4 % on average, thus passing on cost economies. All in all, savings to customers will amount to around EUR 12 m annually.

Cash flow statement (IAS)

	2001/02 H. 1 EUR m	2000/01 H. 1 EUR m
Result before tax	**155.9**	**137.0**
Corrections for non-cash result components	35.3	63.9
Cash flow from the result	**191.2**	**200.9**
Changes in current and long-term balance sheet items	–104.4	-180.3
Income tax payments	–4.9	–17.7
Cash flow from operating activities	**82.0**	**2.9**
Cash flow from investment activities	**–61.0**	**–58.3**
Cash flow from financing activities	**248.6**	**52.6**
Total cash flow	**269.6**	**–2.8**
Cash and cash equivalents at beginning of period	**–80.9**	**1.9**
Cash and cash equivalents at end of period	**188.7**	**–0.9**

trian gas market on October 1, 2002 are already well under way.

EVN has responded to these challenges in two ways. Firstly, by continuing to systematically pursue its far-sighted strategy of positioning itself as a multi-service utility. For example, this has been achieved through measures such as the integration of water services.

Secondly, the events of recent weeks have shown, that the approach adopted by EVN and its partners in EnergieAllianz has made a major contribution to the long-term consolidation of the Austrian electricity and gas industries.

Therefore, EVN is in a favourable position to further develop its business. As far as the outlook for the current financial year is concerned, the course of business in the first six months has without doubt provided a solid basis for a continuation of the results of the preceding years. However, the fact that this period contains the winter months, traditionally the strongest sales period in the energy industry, means that the result cannot be extrapolated to the year as a whole.

Segment reporting shows the contributions of the individual business areas to EVN's total consolidated result. It is carried out in accordance with the stipulations of the IAS.

The following business segments and related activities are defined within EVN:

- **Electricity:** Electricity sourcing from internal generation, electricity purchases, electricity transmission, sales and trading.
- **Gas:** The procurement, transport, and distribution of natural gas to customers, including corresponding services related to network expansion and the connection of new customers.
- **Heating and other areas:** Services in the local and district heating business sector, as well as those Group activities, which cannot be assigned to the electricity and gas segments (e.g. water or telecommunications).

Segment categorisation takes place in a manner, which permits the allocation of directly related items to the respective segments. Supplies and services between segments are allocated via inter-company charging. Those items that cannot be directly categorised or charged are allotted with the help of cost allocation processes. Any remainders are distributed on a proportional basis.

Internal prices for energy consumption are based on comparable prices to industrial customers, or calculated bases.

Moderate rise in electricity revenues, 8.2 % increase in sales

During the period under review, EVN's electricity sales rose considerably by 8.2 %.

The main sources of this growth were a rise in electricity trading and increased supplies to other electricity companies. Apart from a slight rise of 0.3 % in sales to domestic customers, which was primarily the result of the weather conditions, sales to industrial customers were mainly raised out of area, going up by a total of 3.7 %. Against this background, overall electricity revenues increased by 1.3 %.

Total EVN electricity sourcing in the first half of 2001/02 was 7.3 % higher than in the comparable period of 2000/01. At 2,919 GWh, or 56.5 %, of total generation, internal generation was up considerably on the 1,725 GWh, or 35.8 %, of total sourcing in the first six months of the preceding year. There was a marked increase in production from EVN's own thermal power stations, caused mainly by the higher price of electricity purchases. Accordingly, the share of electricity purchases from external producers fell from 64.2 % in 2000/01 (3,094 GWh) to 43.5 %, or 2,251 GWh.

Segment reporting (IAS)

		Electricity		Gas		Heating and other business areas		Total	
		2001/02 H. 1	2000/01 H. 1	**2001/02 H. 1**	2000/01 H. 1	**2001/02 H. 1**	2000/01 H. 1	**2001/02 H. 1**	2000/01 H. 1
Sales revenues	EUR m	334.1	329.2	298.8	251.5	57.1	41.7	689.9	622.3
Operating result (EBIT)	EUR m	87.4	77.0	62.7	50.3	10.0	3.5	160.0	130.7

Trading activities push up gas sales and revenues

During the period under review, there was a particularly sharp rise in EVN gas sales. Sales to domestic customers went up by 7.7 %, mainly as a consequence of the favourable temperature pattern in the first quarter. Sales to industrial customers fell by 1.3 %. However, during the first half-year EVN also completed additional and extensive gas trading transactions and therefore, total gas sales were 39.1 % up on the comparable figure of the preceding year.

Nonetheless, due to the relatively small margins on this trading business, the rise in gas revenues of 20.0 % was still well below that of the increase in volume.

In the first half of the 2001/02 financial year, EVN purchased a total of 837 m m³ of natural gas, which was 13.7 % less than in the same period of the previous year (969 m m³).

Heating business also shows higher sales and revenues

The predominantly cold weather in the first quarter, combined with a growing number of installations, also provided a marked increase in the volumes sold in the heating sector. Sales in the first half-year went up by 8.5 %, while revenues rose by a disproportionately high 15.5 %.

Water sales exceed those of the previous year

10.5 m m³ of water were sold in the period under review via evn wasser, a fully consolidated subsidiary which has been included in EVN's consolidated financial statements since July 1, 2001. This volume represents an increase on the figure for the previous year.

Volumes sold

	2001/02 H. 1	2000/01 H. 1	Change Absolute	%
Electricity (GWh)				
Domestic customers	1,926	1,920	6	0.3
Industrial customers	1,577	1,520	57	3.7
Electricity sales to end customers	**3,503**	**3,440**	**63**	**1.8**
Electricity trading and sales to other electricity companies	1,499	1,183	316	26.7
Electricity sales volumes	**5,002**	**4,623**	**378**	**8.2**
Gas (m m³)				
Domestic customers	432	401	31	7.7
Industrial customers	459	465	–6	–1.3
Gas sales to end customers	**891**	**866**	**25**	**2.8**
Gas trading and sales to external power stations	318	3	315	–
Gas sales volumes	**1,208**	**869**	**340**	**39.1**
Company plants and internal consumption	368	229	138	60.3
Total natural gas consumption	**1,576**	**1,098**	**478**	**43.5**
Heating (GWh)				
Domestic customers	189	179	10	5.6
Industrial customers	377	343	34	10.0
Heating sales volumes	**566**	**521**	**44**	**8.5**
Water (m m³)				
Water sales volumes	**10.5**	**10.0**	**0.4**	**4.4**

The EVN share

The mood on the international stock markets during the first half of the 2001/02 financial year (October 2001 to March 2002) was again more positive. Nonetheless, towards the end of the period there was a renewed loss of impetus, as anticipated economic growth is likely to be more moderate than was recently forecast. In the period under review, the Dow Jones Index was up by 17.7 %, the DAX by 27.3 %. The ATX also kept pace with the leading markets, showing a rise of 17.5 %.

In the first half-year, the EVN share was slightly stronger, its price rising by 2.21 %. Once again the share outperformed the Dow Jones Euro Stoxx Utilities index, which fell by 1.51 % between October 2001 and March 2002.

EVN stock represented a 3.55 %, or EUR 212.7 m, share of total turnover on the Vienna Stock Exchange. This represented 10th place in the ATX turnover rankings. EVN remained in mid-table with regard to the number of ÖTOB transactions.

On March 30, 2002, the number of ADRs (American Depositary Receipts) issued amounted to 141,425. This corresponded with 28,285 EVN shares, or 0.075 % of total share capital, which is held by US investors in the form of such certificates.

EVN share price and ATX (Austrian Traded Index) – Relative performance



140 %
120 %
100 %
80 %
60 %
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr
EVN closing price
ATX
(Base: October 1, 1999)

The EVN share

		2001/02 H. 1	2000/01 H. 1	1999/00 H. 1
Share price at closing date	EUR	43.90	33.00	38.30
Highest price	EUR	47.25	35.07	48.33
Lowest price	EUR	41.00	27.25	35.57
Value of shares traded[1]	EUR m	213	191	698
Share of total turnover[1]	%	3.55	2.21	7.03
Market capitalisation at closing date	EUR m	1,650	1,129	1,310

1 Vienna Stock Exchange

Investor Relations

EVN attaches great importance to an active information policy towards all target groups in the financial community. In addition to a flow of current information via publications and the internet, during the period under review the investor relations programme was continued with company presentations and one-to-one meetings held in London. EVN also held investment seminars at Kitzbühel and Zürs in Austria.

Investors have access to a range of current analyses from leading investment banks and broking houses, which regularly publish research on EVN:

BNP Paribas, Paris
Bank Austria AG, Vienna
CDC IXIS, Paris
Credit Lyonnais, Frankfurt
Deutsche Bank, London
ERSTE Bank, Vienna
Goldman Sachs, London
Merrill Lynch, London
Morgan Stanley Dean Witter, London
Raiffeisen-Centrobank, Vienna
Schroder Salomon Smith Barney, London
UBS Warburg, London

EVN accepted into the FTSE4GOOD index

Since mid-March, 2002, EVN has been part of the FTSE4GOOD index. The FTSE4GOOD was created by FTSE, one of the world's leading index suppliers, and first became available in July, 2001. The FTSE4GOOD consists of a series of benchmarks and tradeable indexes which permit targeted investment in companies demonstrating social responsibility. The acceptance criteria of the FTSE4GOOD include corporate environmental protection activities, the maintenance of positive relations to the stakeholders (stockholders, employees, customers), as well as adherence to and the support of human rights.

FTSE works closely with EIRIS (The Ethical Investment Research Service), the leading British research institute for corporate behaviour relating to social, ecological and ethical questions, on the development of the FTSE4GOOD and the preparation of an acceptance criteria catalogue.

The first EVN Corporate Responsibility Report to be published in this form which was issued in December, 2001, and provides detailed information concerning the aforementioned areas of activity can be obtained at any time from our Investor Relations team or the EVN Environmental Controlling Department (Hans-Georg Rych, Telephone: ++43 2236 200-12342, e-mail: umweltcontrolling@evn.at).

We cordially invite you to visit our investor homepage at **www.evn.at**. Here, you will find a wealth of information, including press releases, the current EVN share price, our financial calendar and an ordering service for Letters to Shareholders and Annual Reports.

Financial Calendar 2001/02[1]

▷ 3rd quarter results	August 30, 2002
▷ 2001/02 annual results	December 13, 2002

1 Provisional dates

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone ++43 2236 200-0
Fax ++43 2236 200-2030

Investor Relations
Georg Waldner
Telephone ++43 2236 200-12718
Fax ++43 2236 200-82718
e-mail georg.waldner@evn.at

Investor service telephone
0 800 800 200

Investor information on the Internet
EVN-Homepage www.evn.at
e-mail investor.relations@evn.at

Further usefull web sites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
evn powerline	www.powerline.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

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